UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LAKELAND INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
511795106
(CUSIP Number)
Steven Graham Arenal Capital Partners LP P.O. Box 692 Flagtown, NJ 08821 917. 922.9848	with a copy to: Scott H. Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 646.414.6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 511795106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Arenal Capital Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): OO, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	335,185 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	335,185 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 335,185 (1)(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 5.7% (1)(2)

14. Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of September 29, 2014 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds (i) a common stock purchase warrant (the “Warrant”) to purchase up to 311,015 shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”), subject to adjustment, and (ii) 24,170 shares of Common Stock as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 5,926,696 shares of Common Stock outstanding as of the close of business on September 29, 2014, which includes (i) 5,360,681 shares of Common Stock outstanding as of September 10, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended July 31, 2014; (ii) the Warrant to purchase 311,015 shares of Common Stock; and (iii) 255,000 shares of Common Stock outstanding as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. Thus, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock deemed issued and outstanding as of the Filing Date.

CUSIP No. 511795106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Arenal Capital Fund LP

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	335,185 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	335,185 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 335,185 (1)(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 5.7% (1)(2)

14. Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of September 29, 2014 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds (i) a common stock purchase warrant (the “Warrant”) to purchase up to 311,015 shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”), subject to adjustment, and (ii) 24,170 shares of Common Stock as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 5,926,696 shares of Common Stock outstanding as of the close of business on September 29, 2014, which includes (i) 5,360,681 shares of Common Stock outstanding as of September 10, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended July 31, 2014; (ii) the Warrant to purchase 311,015 shares of Common Stock; and (iii) 255,000 shares of Common Stock outstanding as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. Thus, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock deemed issued and outstanding as of the Filing Date.

Item 4. Purpose of Transaction.

The following paragraph in Item 4 is hereby amended and restated as follows:

Pursuant to the terms of an Investor Rights Agreement dated as of June 28, 2013 between the Company and the Lender (the “Investor Rights Agreement”), the Lender is entitled to designate one person (the “Board Representative”) for election to the Board, for so long as the Lender and/or any of its affiliates own (beneficially or of record) (i)(A) Stockholder Securities (as defined below) that represent (for these purposes, all Stockholder Securities convertible into, or exchangeable or exercisable for, other securities of the Company shall be deemed to have been so converted, exchanged or exercised in full) in the aggregate at least 6% of the outstanding Common Stock and (B) any loans, notes or other indebtedness under the Subordinated Loan Agreement or other Transaction Documents (as defined below) in an aggregate principal amount of at least $2,000,000 or (ii) shares of Common Stock (for these purposes, excluding securities of the Company that are convertible, exchangeable or exercisable for shares of Common Stock) that represent in the aggregate at least 5% of the outstanding Common Stock. As of September 29, 2014 (the “Filing Date”), the Lender has not exercised the right to designate a Board Representative.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of the Filing Date, the Lender, a wholly-owned subsidiary of the Fund, holds (i) a Warrant to purchase up to 311,015 shares of Common Stock of the Company (subject to adjustment) and (ii) 24,170 shares of Common Stock as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. The General Partner serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the Reporting Persons) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 5,926,696 shares of Common Stock outstanding as of the close of business on September 29, 2014, which includes (i) 5,360,681 shares of Common Stock outstanding as of September 10, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended July 31, 2014; (ii) the Warrant to purchase 311,015 shares of Common Stock; and (iii) 255,000 shares of Common Stock outstanding as a result of the exercise by the Lender of a portion of the Warrant on behalf of the Fund. Thus, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons are deemed to beneficially own 5.7% of the Common Stock issued and outstanding as of the Filing Date.

The following table details the transactions by the Reporting Persons, on behalf of the Fund, in Common Stock during the period commencing sixty (60) days prior to the Filing Date. Each sale by the Reporting Persons was preceded by the exercise of the Warrant by the Lender for the number of shares of Common Stock being sold:

Date	Price per Share	Type of Transaction	Number of Shares
9/17/14	$7.8244(1)	Open Market Sale	16,095
9/18/14	$7.5208(2)	Open Market Sale	16,802
9/19/14	$7.4400	Open Market Sale	2,477
9/22/14	$7.5144(3)	Open Market Sale	2,409
9/23/14	$7.5668(4)	Open Market Sale	167,647
9/24/14	$7.5690(5)	Open Market Sale	25,400

Explanation of response:

1. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.61 to $8.01, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

2. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.48 to $7.66, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

3. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.50 to $7.60, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

4. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.50 to $7.81, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

5. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.55 to $7.65, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

_________________________________

Except as set forth in this Schedule 13D, none of the persons identified in Item 2 has engaged in any transaction involving the securities of the Company during the period commencing sixty (60) days prior to the Filing Date.

Other than the persons identified in Item 2, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Exhibit Description

1.	Joint Filing Agreement, dated as of September 29, 2014, between Arenal Capital Partners LP and Arenal Capital Fund LP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2014	ARENAL CAPITAL PARTNERS LP

	By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

September 29, 2014	ARENAL CAPITAL FUND LP

	By:	Arenal Capital Partners LP,
its general partner

	By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to Schedule 13D relating to the shares of common stock of Lakeland Industries, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

September 29, 2014

ARENAL CAPITAL PARTNERS LP

By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

ARENAL CAPITAL FUND LP

By:	Arenal Capital Partners LP,
its general partner

By:	/s/ Steven Graham
Steven Graham
Authorized Signatory